

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2023

K. Thomas Bailey
Chief Financial Officer
NanoString Technologies Inc
530 Fairview Avenue North
Seattle, Washington 98109

> **Re: NanoString Technologies Inc**
> **Form 10-K for the fiscal year ended December 31, 2022**
> **Filed February 28, 2023**
> **File No. 001-35980**

Dear K. Thomas Bailey:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences